UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No: 000-23319

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDING December 31, 2004

PART I - REGISTRANT INFORMATION

Avani International Group, Inc.

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Full Name of Registrant

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

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Address of Principal Executive Offices

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-KSB for the period ended December 31, 2004 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dennis Robinson        (604) 525-2386

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for  such shorter) period that the registrant was required to file such reports been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [x] Yes   [ ] No

The Company’s consolidated audited financial statements will include the results of Avani O2 Water Sdn. Bhd. (“Avani O2”), a Malaysian company. Avani O2 is a variable interest entity as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R. Accordingly, the Company consolidated Avani O2 in the audited results for the 2004 period.  All material inter-company balances and inter-company transactions between the two companies have been eliminated. By contrast, the audited financial statements as of December 31, 2003 include the accounts of the Company and its subsidiaries only.

Revenues for fiscal year ended December 31, 2004 are expected to be $2,487,674 representing an increase of $727,570 or 41.3% from revenues of $1,760,104 for the comparable period in 2003. Cost of revenue, including depreciation, for the 2004 period is expected to be $1,635,034 or 65.7% of total revenue contrasted with $1,203,614 or 68.4% of total revenue for the 2003 period. Comprehensive loss for the 2004 fiscal year is expected to be $917,972 or a loss of $0.07 per share compared with a comprehensive loss of $224,524 or a loss of $0.03 per share for the 2003 period.

In addition during fiscal 2004, Avani O2 has failed to make the final payment plus accrued interest of $220,686.00 CDN (or approximately $183,599 USD) due under the Asset Sale Agreement. On December 13, 2004, the Company notified Avani O2 that it has terminated the Agreement of Sale and that all prior payments have been forfeited.

In addition to the amounts stated above, as of December 31, 2004, Avani O2 owes the Company the following amounts (all in USD);

-$64,539 and 575,445 in royalty and net profits (and rentals fees, respectively under the February 18, 2000 joint venture agreement, and  $605,701 in past due payments for products sold to Avani O2.

The Company has demanded payment of the above amounts from Avani O2. As of the date of this report, Avani O2 has failed to pay the outstanding amounts (which include amounts under the Asset Sale Agreement). During 2005, the Company has entered into discussions with Avani O2 to discuss these matters, along with its defaults under the Asset Sale Agreement, however, the Company can not predict the likely outcome of these discussions.

AVANI INTERNATIONAL GROUP INC.

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(Name of Registrant as specified in charter)

/s/ Dennis Robinson                   March 29, 2005

Dennis Robinson

Chief Accounting Officer

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